UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011
or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____________to_____________

Commission File Number 001-14365

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

EL PASO CORPORATION RETIREMENT SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Kinder Morgan, Inc.
500 Dallas Street, Suite 1000
Houston, Texas 77002

El Paso Corporation
Retirement Savings Plan

Financial Statements and Supplemental Schedule
December 31, 2011 and 2010 and
For the Year Ended December 31, 2011

El Paso Corporation Retirement Savings Plan
Table of Contents

Page(s)
Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits	2

Statement of Changes in Net Assets Available for Benefits	3

Notes to the Financial Statements	4-13

Supplemental Schedule

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)	14

Signature	15

Report of Independent Registered Public Accounting Firm

Plan Administrator
El Paso Corporation Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the El Paso Corporation Retirement Savings Plan as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2011 and 2010, and the changes in its net assets available for benefits for the year ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2011, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plan’s management. The information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP
Houston, Texas
June 22, 2012

El Paso Corporation Retirement Savings Plan
Statements of Net Assets Available for Benefits
(In thousands)

	December 31,
	2011	2010
Assets
Investments (at fair value)	$970,543	$860,076
Cash	152	350
Receivables
Employer contribution	19,219	18,876
Notes receivable from participants	18,334	17,816
Dividend income	−	99
Total receivables	37,553	36,791

Total assets	1,008,248	897,217

Liabilities
Accrued expenses	419	676
Total liabilities	419	676

Net assets reflecting investments at fair value	1,007,829	896,541
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(13,090)	(10,849)
Net assets available for benefits	$994,739	$885,692

See accompanying notes.

El Paso Corporation Retirement Savings Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2011

(In thousands)

Additions
Investment income
Net appreciation in fair value of investments	$103,924
Interest	8,668
Dividends	6,585
Total investment income	119,177

Interest on notes receivable from participants	885

Contributions
Employer	37,578
Participant	41,743
Total contributions	79,321

Total additions	199,383

Deductions
Benefits paid to participants	88,545
Administrative expenses	1,703
Transfers out	88
Total deductions	90,336

Net increase in net assets available for benefits	109,047
Net assets available for benefits
Beginning of year	885,692
End of year	$994,739

See accompanying notes.

El Paso Corporation Retirement Savings Plan
Notes to Financial Statements

1. Description of Plan

The following description of the El Paso Corporation Retirement Savings Plan (the Plan) provides general information about the Plan’s provisions in effect for the plan years ended December 31, 2011 and 2010.  Participants should refer to the Plan document and summary plan description for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering certain employees of El Paso Corporation (the Company) and its participating subsidiaries. Effective as of May 25, 2012, the Company was acquired by Kinder Morgan, Inc. (KMI).  In conjunction with the acquisition, the Company was converted into a limited liability company and renamed El Paso LLC. Prior to the acquisition, the El Paso Corporation Retirement Savings Plan Committee (the Committee) was responsible for the general administration of the Plan as described in the Plan document.  As of May 25, 2012, general administration of the plan was changed to the KMI Fiduciary Committee and certain plan amendments have been adopted due to the acquisition that have not been reflected in these financial statements.  Refer to Note 8 for additional information regarding the impact of the acquisition to the Plan.

JPMorgan Chase Bank, N.A. (JPMorgan) is the trustee of the Plan. JPMorgan Retirement Plan Services is the recordkeeper for the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Eligibility

Individuals, with the exception of non-resident aliens, certain foreign nationals, leased employees, employees covered under a collective bargaining agreement and individuals treated as non-employees for payroll tax purposes, are eligible employees and become participants in the Plan immediately upon employment with the Company.

Contributions

A participant may elect to contribute (on a before-tax, after-tax, or Roth basis) up to 50 percent of his or her eligible compensation.  A participant may increase or decrease his or her contribution elections or make changes to his or her investment options at any time.  In addition, participants who have attained age 50 are eligible to contribute additional before-tax or Roth contributions that may exceed normal Plan limits.  Participants may also rollover distributions from other qualified plans into the Plan.

Individuals who become eligible employees are automatically enrolled into the Plan with a before-tax contribution amount of two percent of their eligible compensation excluding bonus earnings.  These contributions are invested in age-appropriate SmartRetirement Funds. Within 30 days of eligibility, the participant can choose to “opt out” of the Plan, elect a contribution amount other than two percent, or elect other investment options.  Effective July 1, 2011, the contribution amount of two percent was changed to six percent.

The Company makes matching contributions that are allocated in the same manner as that of the participant’s elective contributions. The Company matching contributions are equal to 75 percent of the participant’s contributions up to a maximum level of six percent of the participant’s eligible compensation. The Company may also make additional matching contributions for any plan year, which are determined and contributed after the end of such plan year. These additional matching contributions are made at the sole discretion of the Company.  Company matching contributions are generally made in cash, although the Company may elect to make matching contributions in Company stock. The Company made an additional discretionary matching contribution of approximately $18 million in Company stock in February 2012 for the 2011 plan year.  Participants have the option to immediately redirect the matching contributions made in Company stock to investments of their choice.

All contributions are subject to certain limitations of the Internal Revenue Code (the Code).

Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Company’s matching contributions, and the participant’s share of net earnings or losses from his or her respective elected investment funds under the Plan and is charged with an allocation of administrative expenses.

Vesting

A participant’s interest in his or her account is fully vested at all times.

Payment of Benefits

Upon separation from service with the Company due to death, disability, retirement or termination, a participant whose account balance exceeds $1,000 may elect to receive a lump-sum distribution, a deferred lump-sum distribution or installment payments on a quarterly or annual basis. A participant may receive installments or defer his or her distributions over a period that ends on or before April 1 of the year following the calendar year in which the participant attains age 70-1/2.  A participant whose account balance is $1,000 or less and has not commenced receiving installment payments will automatically receive an immediate lump-sum distribution equal to his or her account balance.

Participant Loans

Participants may obtain a loan against the balance of his or her account. To obtain a loan, the participant must have a total account balance of at least $2,000.  Loan amounts can range from $1,000 to $50,000 but may not be more than 50 percent of the total balance in the participant’s account.  The $50,000 limit is reduced by the participant’s highest outstanding loan balance during the preceding 12-month period.  A participant may not have more than two loans outstanding at any point in time.  Participants may not borrow amounts held in an IRA account, Roth account, or Roth rollover account.  The interest rate on a loan is fixed and is calculated at the prime rate for the month in which the loan is requested, as published in the Wall Street Journal, plus one percent.  The repayment period varies from one to five years on a general loan and up to 15 years on a new home loan. There is a one-time $50 loan origination fee per loan. If a participant terminates employment with the Company, he or she may continue to make loan payments through a pre-authorized check agreement.  If the loan is not repaid, it will automatically be treated as a taxable distribution to the participant.

Withdrawals

Under certain circumstances, a participant may request a hardship withdrawal for an immediate financial need relating to medical or funeral and burial expenses.  Hardship withdrawals are strictly regulated by the Internal Revenue Service (IRS) and a participant must exhaust all available loan options and available Plan distributions prior to requesting a hardship withdrawal. In-service withdrawals are also available in certain limited circumstances.

Investment in Company Stock

The Plan has certain investments in the common stock of the Company through its Company Stock Fund, which is an investment option mandated by the terms of the Plan.

The Plan limits the amount participants can invest in the Company Stock Fund to encourage diversification of accounts. Each payroll period, a participant can direct up to a maximum of 25 percent of his or her contributions in the Company Stock Fund.  In addition, a participant may not transfer amounts from other investment funds into the Company Stock Fund to the extent the transfer would result in more than 25 percent of the participant’s total account balance being invested in the Company Stock Fund.  If a participant elects a transfer that would result in more than 25 percent of his or her total account being invested in the Company Stock Fund, the election will only be given effect to the extent possible, without exceeding the 25 percent limit.

Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified by the Company prior to the time that such rights may be exercised.  The trustee is not permitted to vote any allocated shares for which instructions have not been given by a participant. The trustee votes any unallocated shares in the same proportion as those shares that were allocated, unless the Committee directs the trustee otherwise.  Participants have the same voting rights in the event of a tender or exchange offer.

2. Basis of Accounting and Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates that affect the amounts reported in the Plan’s financial statements and the related disclosures.  Actual results can differ from those estimates.

Valuation of Investments

Investments held by the Plan are stated at fair value.  The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price).  See Note 4 for discussion of fair value measurements.

Investment contracts held by the Plan are reported at fair value in the statements of net assets available for benefits.  In addition, the statements of net assets available for benefits present the contract value of fully benefit-responsive investment contracts.  Contract value is the amount participants would receive if they were to initiate transfers or withdrawals under the terms of the Plan.  Accordingly, the statement of changes in net assets available for benefits reflects changes in the value of these investments at contract value (instead of at fair value).  See Note 3 for discussion of investment contracts.

Investment Income

Interest income from investments is recorded as earned on an accrual basis. Dividend income is recorded on the ex-dividend date.

Purchases and Sales

Purchases and sales of securities are reflected on a trade-date basis. The basis of securities sold is determined by average cost.

Payment of Benefits

Benefits are recorded when paid.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are measured at their unpaid principal balance plus any accrued unpaid interest and classified as notes receivable from participants.

Interest income on notes receivable from participants is recorded when it is earned on an accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2011 or 2010. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Administrative Expenses

Administrative expenses include participant recordkeeping and trustee fees, loan origination fees, and certain professional fees incurred and paid by the Plan. In addition, expenses directly relating to the purchase, sale, or transfer of the Plan’s investments are charged to the particular investment fund to which the expenses relate. These expenses are shown as administrative expenses in the Plan’s financial statements.  Certain administrative expenses of the Plan are paid by the Company.

Risks and Uncertainties

The Plan invests in investment securities that are exposed to various risks, such as interest rate risk, market risk and credit risk. Due to the level of risk associated with these securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term, and that those changes could have a material effect on the amounts reported in the statements of net assets available for benefits and on participants’ account balances.

New Accounting Pronouncements Issued But Not Yet Adopted

In May 2011, the Financial Accounting Standards Board (FASB) issued updates on the guidance for fair value measurements and disclosures which, among other items requires additional clarifying disclosures effective in 2012 related to information about certain assets and liabilities. The impact of this updated accounting standard is not expected to have an impact on the Plan’s statements of net assets available for benefits or the statement of changes in net assets available for benefits.

3. Investment Contracts

The Plan, through its Stable Value Fund (the Fund), holds investments in common/collective trust funds. To reduce the risk of market losses on these investments, the Fund enters into synthetic investment contracts (which consist of common/collective trust funds and wrapper contracts) with financial institutions and insurance companies.  Synthetic investment contracts enable participants to transact at the investments’ contract value by protecting the principal amount invested over a specified period of time. The assets underlying the investment contracts are owned by the Plan. These investment contracts are fully benefit-responsive and an adjustment of these contracts to their contract value is reflected in the statements of net assets available for benefits. Contract value represents the original cost of the contract, plus interest (based upon the crediting rates of the underlying contracts) and deposits, reduced by administrative fees, transfers out, and withdrawals.

The Plan’s investments that are covered by the synthetic investment contracts earn interest at interest crediting rates that typically reset on a monthly or quarterly basis.  These interest crediting rates use a formula that is based on the characteristics of the underlying fixed income portfolio.  The minimum interest crediting rate for all investment contracts is zero percent.  Factors that can influence the future average crediting rates are (i) the level of market interest rates; (ii) the amount and timing of participant contributions, transfers and withdrawals in or out of the investment contract; (iii) the investment returns generated by the fixed income investments that underlie the investment contracts; or (iv) the duration of the investments underlying the investment contracts.  The crediting rate formula amortizes the market value gains and losses over the duration of the underlying investments.  The resulting gains and losses in the fair value of the underlying investments relative to the contract value are reported in the statements of net assets available for benefits as an adjustment from fair value to contract value for fully benefit-responsive investment contracts.

For the Plan’s investments covered by synthetic investment contracts, the average yield earned by the Plan and the average yield earned by the Plan adjusted for actual interest credited to participants at December 31, 2011 and 2010 is as follows:

	2011	2010
	(Percent)
Average yield earned by the Plan (1)	1.42	2.22
Average yield earned by the Plan adjusted for actual interest credited to participants (2)	2.92	3.83
_____________
(1) This is the average yield earned by the Plan (which may differ from the interest rate credited to participants in the Plan).  This average yield is calculated by dividing the yield to maturity (an estimate of annualized earnings) of the Fund on December 31, 2011 and 2010 (irrespective of the interest rate credited to participants in the Fund) by the fair value of all investments in the Fund, as applicable at December 31, 2011 and 2010.

(2) This is the average yield earned by the Plan with an adjustment to reflect the actual interest rate credited to participants in the Plan.  This average yield is calculated by dividing the interest crediting rate (an estimate of annualized earnings) credited to participants on December 31, 2011 and 2010 (irrespective of the actual earnings of the investments in the Fund) by the fair value of all investments in the Fund, as applicable at December 31, 2011 and 2010.

Under certain events, the amounts withdrawn from investment contracts may be payable at fair value rather than contract value.  These events include termination of the Plan, a material adverse change to the provisions of the Plan, if the employer elects to withdraw from an investment contract or if the terms of a successor plan do not meet the contract issuer’s criteria for the issuance of a similar contract.  In some cases, an investment contract issuer may terminate a contract with the Plan and settle at an amount different than the contract value.  Examples of these events include the Plan’s loss of its qualified status, material breaches of responsibilities that are not cured or material and adverse changes to the provisions of the Plan.  As discussed in Note 8, it is probable that the Plan will merge into the Kinder Morgan Savings Plan which may result in withdrawing from the investment contracts.

4. Fair Value Measurements

Investments held by the Plan are carried at fair value.  These fair values are determined using various methods, which are impacted by a number of factors, including the availability of observable market data over the contractual term of the underlying assets. For some of the Plan’s assets, fair value is determined based on directly observable market data or data available for similar assets in similar markets. For other assets, the fair value may be determined based on these inputs as well as other assumptions related to estimates of these assets, such as the creditworthiness of the issuer. The Plan’s assets are separated into three levels (Levels 1, 2 and 3) based on the Plan’s assessment of the availability of observable market data and the significance of non-observable data used to determine the fair value of the Plan’s assets. The Plan’s assessment of an asset can change over time based on the maturity or liquidity of the asset, which could result in a change in the classification of the assets between levels.  There were no such changes in classification for the year ended December 31, 2011.  The fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used maximize the use of observable inputs and minimize the use of unobservable inputs.

Each of these levels and the Plan’s corresponding assets classified by level are further described below:

•
Level 1 assets’ fair values are based on quoted prices in actively traded markets. Included in this level are mutual funds and common stock whose fair values are determined using the quoted prices of these assets.

•
Level 2 assets’ fair values are primarily based on pricing data representative of quoted prices for similar assets in active markets (or identical assets in less active markets). Included in this level are common/collective trust funds whose fair values are based on the net asset value as reported by the issuer, which is determined based on the fair value of the underlying securities as of the valuation date.

•
Level 3 assets’ fair values are partially calculated using pricing data that is similar to Level 2 above and valuation techniques that require inputs that are both significant to the fair value measurement and unobservable. Included in this level are wrapper contracts.  Wrapper contracts provide market and cash flow protection of the underlying common/collective trust funds, which are included in Level 2 above.  The fair value of the wrapper contracts is determined by calculating the present value of the difference between fees being paid for the wrapper and future fees that would be paid for a similar market-based wrapper.  The present value of this difference is calculated using a swap yield curve that is based on the duration of the contract and adjusted for the credit quality rating of the contract issuer.

The methods described above may produce a fair value that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation techniques are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in different fair value measurements at the reporting date.  There have been no changes in the methodologies used at December 31, 2011 and 2010.

Listed below are the fair values of the Plan’s assets that are recorded at fair value classified in each level at December 31, 2011 and 2010 (in thousands):

	December 31, 2011
	Level 1	Level 2	Level 3	Total
Exchange traded mutual funds:
Equity	$129,137	$-	$-	$129,137
Foreign equity	63,258	-	-	63,258
Balanced	44,906	-	-	44,906
Fixed income	49,048	-	-	49,048
Small cap	10,701	-	-	10,701
Money market	16,909	-	-	16,909
Company Common Stock	238,115	-	-	238,115
Common/collective trust funds(5):
Fixed income(1)	-	255,783	-	255,783
Domestic equity(2)	-	102,957	-	102,957
Small cap(3)	-	14,706	-	14,706
Target date retirement funds(4)	-	44,936	-	44,936
Wrapper contracts	-	-	87	87
Total	$552,074	$418,382	$87	$970,543

	December 31, 2010
	Level 1	Level 2	Level 3	Total
Exchange traded mutual funds:
Equity	$143,275	$-	$-	$143,275
Foreign equity	72,225	-	-	72,225
Balanced	48,108	-	-	48,108
Fixed income	49,558	-	-	49,558
Small cap	9,046	-	-	9,046
Money market	6,292	-	-	6,292
Company Common Stock	136,102	-	-	136,102
Common/collective trust funds(5):
Fixed income(1)	-	239,374	-	239,374
Domestic equity(2)	-	96,195	-	96,195
Small cap(3)	-	16,532	-	16,532
Target date retirement funds(4)	-	43,089	-	43,089
Wrapper contracts	-	-	280	280
Total	$464,606	$395,190	$280	$860,076

(1)	Redemptions may require advance notice of at least 10 days and are executed within 60 days.
(2)	Redemptions may require advance notice of at least 3 days.
(3)	Redemptions may require advance notice of at least 5 days.
(4)
This category consists of common/collective trust funds which become increasingly conservative as the respective target retirement date approaches.  Each has a diversified portfolio which may include domestic and foreign equity securities, fixed income securities, and other investments. For redemptions outside of ordinary Plan activity, notice is required 60 days prior to the end of the calendar quarter as of which the withdrawal is to be effected.

(5)	The issuer reserves the right to temporarily delay withdrawal in certain situations such as market conditions or at the issuer’s discretion.

The following table presents the changes in the financial assets included in Level 3 for the year ended December 31, 2011 (in thousands):

	Balance, beginning of year	Unrealized losses	Balance, end of year
Wrapper contracts	$280	$(193)	$87

Investments Representing Five Percent or More of Net Assets

Investments representing five percent or more of the Plan’s net assets at December 31, 2011 and 2010 are as follows (in thousands):

	2011	2010
Company Stock
El Paso Corporation Company Stock	$238,115	$136,102
Mutual Funds
American Funds Growth Fund of America - R6	84,432	93,331
MFS Institutional International Equity Fund	55,146	60,051
Dodge & Cox Balanced Fund(a)	44,906	48,108
Dodge & Cox Stock Fund(a)	44,705	49,944
PIMCO Total Return Fund(a)	49,048	49,558
Common/Collective Trust Funds
BlackRock Equity Index Fund T	102,957	96,195
INVESCO Multi-Manager A or Better Intermediate Government Credit Fund	−	87,257
INVESCO Short Term Bond Fund	125,790	115,352
_____________
(a) Investment did not represent more than five percent of the Plan’s net assets at December 31, 2011.

Net Appreciation

During 2011, the Plan’s investments appreciated as follows (in thousands):

Company Stock	123,536
Mutual funds	(18,973)
Common/collective trust funds	(639)
Net appreciation in fair value of investments	$103,924

5. Related Party Transactions

JPMorgan is the trustee of the Plan and also issues certain investments of the Plan.  INVESCO Institutional (N.A.), Inc. (INVESCO) is an investment manager with respect to certain assets in the Plan and also issues a number of common/collective trust funds held by the Plan.  Accordingly, these transactions qualify as party-in-interest transactions.  Additionally, a portion of the Plan’s assets are invested in the Company’s stock. The Company is the plan sponsor and as such transactions involving the Company’s stock qualify as party-in-interest transactions. Loans made to Plan participants also qualify as party-in-interest transactions.  For further information, see Note 1.  All of these transactions are exempt from the prohibited transactions rules of ERISA Section 406(a).

6. Tax Status

The Plan has received a determination letter from the IRS dated June 4, 2009, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended and restated.  Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan as amended and restated is qualified and the related trust is tax exempt.  The Plan administrator has also concluded there are no uncertain positions taken or expected to be taken or associated interest or penalties, there are no audits of the Plan for any tax periods in progress, and that the Plan is not subject to income tax examinations for years prior to 2008.

7. Plan Termination

Although it has not expressed an intention to do so, the Company reserves the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA and the Code. Upon termination, the Plan’s assets would be distributed to the participants, as directed by the Committee in accordance with the Plan’s provisions and applicable law, on the basis of the participants’ account balances existing at the date of termination, as adjusted for investment gains and losses.

8. Subsequent Events

Effective as of May 25, 2012, the Company was acquired by KMI.  In conjunction with the merger agreement, all of the Company’s exploration and production assets were sold to an affiliate of Apollo Global Management, L.L.C. (Apollo) and certain other parties on May 24, 2012.  Employees that are part of the sale agreement to Apollo are eligible to take a distribution of their account balance.  As of May 25, 2012, no new participants were allowed to enter the Plan and amounts invested in the Company’s stock were replaced with a combination of Class P shares of common stock of KMI, common stock purchase warrants of KMI (which will be held in a limited brokerage investment option), and cash, as elected by the participant and in accordance with the terms of the merger agreement between the Company and KMI.  Each warrant will entitle its holder to purchase one share of KMI Class P common stock at an exercise price of $40.00 per share, subject to specified adjustments, at any time during the five-year period following the closing of the merger.  Participants who had elected to contribute to the Company’s stock prior to the acquisition will have their contributions directed instead to an age-appropriate target date retirement fund, until such elections are redirected by the participants.  The Plan is expected to be amended effective July 1, 2012 to change the Company contribution to a five percent Qualified Non-Elective Contribution (QNEC), add a two-year cliff vesting requirement for QNEC contributions, and change the definition of eligible compensation to base salary and scheduled overtime.  KMI intends to merge the Plan into the Kinder Morgan Savings Plan by December 31, 2012.

9. Reconciliation to the Form 5500

Participant withdrawals that have been processed and approved but not paid by the Plan at December 31, 2011 and 2010 are not considered Plan liabilities under United States generally accepted accounting principles; therefore, they are not presented as liabilities or benefits paid in the accompanying financial statements. They are, however, recorded as benefits payable on the Form 5500.

The accompanying financial statements present fully benefit-responsive contracts at fair value with an adjustment to reflect the assets at contract value. The Form 5500 requires these contracts to be presented at fair value. Therefore, the adjustment from contract value to fair value for fully benefit-responsive investment contracts represents a reconciling item between the accompanying financial statements and the Form 5500.

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 (in thousands):

	December 31,
	2011	2010
Net assets available for benefits per the financial statements	$994,739	$885,692
Less: Participant withdrawals processed and approved but not paid by the Plan	−	(409)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	13,090	10,849
Net assets available for benefits per the Form 5500	$1,007,829	$896,132

The accompanying financial statements present transfers out in the net increase in net assets available for benefits; however, this amount is not included in the net increase in net assets available for benefits per the Form 5500 as it is presented in a separate transfers of assets from this plan line item.

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to the Form 5500 for the year ended December 31, 2011 (in thousands):

Net increase in net assets available for benefits per the financial statements	$109,047
Add: Participant withdrawals processed and approved but not paid by the Plan at December 31, 2010	409
Less: Participant withdrawals processed and approved but not paid by the Plan at December 31, 2011	−
Add: Transfers out at December 31, 2011	88
Add: Change in adjustment from contract value to fair value for fully benefit-responsive investment contracts	2,241
Net increase in net assets available for benefits per the Form 5500	$111,785

El Paso Corporation Retirement Savings Plan
Schedule H, Line 4(i) − Schedule of Assets (Held at End of Year)
EIN: 76-0568816 PN: 002
December 31, 2011

(a)	(b)	(c)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturity value	Current value

	Common/Collective Trusts
*	INVESCO	IGT ** INVESCO Short-Term Bond Fund	$125,789,864
*	INVESCO	IGT ** INVESCO BlackRock A or Better Intermediate Government Credit Fund	7,543,260
*	INVESCO	IGT ** INVESCO A or Better Intermediate Government Credit Fund	27,682,512
*	INVESCO	IGT ** INVESCO Jennison A or Better Intermediate Government Credit Fund	27,742,596
*	INVESCO	IGT ** INVESCO PIMCO A or Better Intermediate Government Credit Fund	27,691,578
*	INVESCO	IGT ** INVESCO Multi-Manager A or Better Core Fund	39,333,104
	Blackrock Institutional Trust Company	BlackRock Equity Index Fund T	102,957,235
	TCW	TCW Small Cap Growth Fund	14,706,190
*	JPMorgan Chase	JPMorgan SmartRetirement 2010 Fund	3,472,373
*	JPMorgan Chase	JPMorgan SmartRetirement 2015 Fund	7,526,712
*	JPMorgan Chase	JPMorgan SmartRetirement 2020 Fund	12,976,141
*	JPMorgan Chase	JPMorgan SmartRetirement 2030 Fund	9,905,193
*	JPMorgan Chase	JPMorgan SmartRetirement 2040 Fund	11,055,931
		Total Common/Collective Trusts	418,382,689

	Wrapper Contracts
	Bank of America	Bank of America Wrapper #99-056	54,470
	ING Life Insurance	ING Wrapper #60111	-
	IXIS Financial	NATIXIS Wrapper #1163-01	-
*	JPMorgan Chase	JPMorgan Wrapper #401728-MIA	-
	Monumental Life Insurance	Monumental Life Insurance Wrapper MDA-00436TR	32,487
	Prudential Insurance Company	Prudential Insurance Co. Wrapper #GA-62446	-
	State Street Bank	State Street Bank Wrapper #103105	-
		Total Wrapper Contracts	86,957

	Mutual Funds
*	JPMorgan Chase	JPMorgan U.S. Treasury Plus Money Market Fund	16,908,536
	PIMCO	PIMCO Total Return Fund	49,048,048
	Dodge & Cox	Dodge & Cox Balanced Fund	44,905,761
	Dodge & Cox	Dodge & Cox Stock Fund	44,705,227
	American Funds	American Funds Growth Fund of America – R6	84,432,073
	Harbor	Harbor Small Cap Value Institutional Fund	7,710,970
	Prudential	Prudential Jennison Small Company – Z	2,990,578
	Lazard	Lazard Emerging Markets – INST	8,111,575
	MFS Investments	MFS Institutional International Equity Fund	55,146,171
		Total Mutual Funds	313,958,939

	Company Stock Fund
*	El Paso Corporation	El Paso Corporation Company Stock	238,114,965

	Participant Loans
*	Participant Loans	Loans (Interest rates 4.25% – 9.25%)	18,333,843
			$988,877,393
__________
*	Party-in Interest
**	INVESCO Group Trust

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

:	EL PASO CORPORATION
Retirement Savings Plan

Dated: June 22, 2012	By:	/s/ Joseph Listengart
Joseph Listengart Vice President and General Counsel

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Kinder Morgan, Inc. Registration Statement on Form S-8 (No. 333-181782) pertaining to the El Paso Corporation Retirement Savings Plan of our report dated June 22, 2012, with respect to the financial statements and schedule of the El Paso Corporation Retirement Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2011.

/s/ Ernst & Young LLP

Houston, Texas
June 22, 2012